FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of March 2013

Commission File Number: 001-11960

AstraZeneca PLC

2 Kingdom Street, London W2 6BD

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F X      Form 40-F __

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes __     No X

If “Yes” is marked, indicate below the file number assigned to the Registrant in connection with Rule 12g3-2(b): 82-_____________

ASTRAZENECA SETTLES LITIGATION OVER CRESTOR PATENT

AstraZeneca today announced that it has entered into a settlement agreement in its US patent infringement litigation against Watson Laboratories, Inc., Actavis, Inc. (formerly known as Watson Pharmaceuticals, Inc.), and EGIS Pharmaceuticals regarding Watson's proposed rosuvastatin zinc product.  Watson, a successor of Cobalt, also agreed not to further appeal a decision by the U.S. Court of Appeals for the Federal Circuit that upheld the validity and enforceability of the CRESTOR® (rosuvastatin calcium) substance patent.  Shionogi is also a party to the settlement agreement.

Under the agreement, Watson and EGIS concede that the CRESTOR substance patent is valid, enforceable and would be infringed by Watson's rosuvastatin zinc product and its rosuvastatin calcium product.

The settlement agreement permits Watson to begin selling its generic version of CRESTOR and its rosuvastatin zinc product beginning May 2, 2016, at a fee to AstraZeneca of 39% of net sales of Watson's products until the end of pediatric exclusivity on July 8, 2016.  The entry date could be earlier and the fees eliminated in certain circumstances.

All claims and counterclaims will be dismissed in a consent judgment entered by the United States District Court for the District of Delaware. All other terms remain confidential.

The substance patent protecting CRESTOR expires on 8 January 2016, and the pediatric exclusivity period expires on 8 July 2016.

In compliance with the Medicare Prescription Drug, Improvement, and Modernization Act of 2003, AstraZeneca will file the settlement agreement with the United States Federal Trade Commission and United States Department of Justice.

About the trial

AstraZeneca brought suit against Watson and EGIS in the United States District Court for the District of Delaware, alleging that Watson's rosuvastatin zinc NDA infringed AstraZeneca's substance patent covering CRESTOR. Watson and EGIS filed counterclaims seeking declaratory judgment of non-infringement and invalidity of the substance patent. The trial took place between 12 and 19 December 2012.

About AstraZeneca
AstraZeneca is a global, innovation-driven biopharmaceutical business that focuses on the discovery, development and commercialisation of prescription medicines, primarily for the treatment of cardiovascular, metabolic, respiratory, inflammation, autoimmune, oncology, infection and neuroscience diseases. AstraZeneca operates in over 100 countries and its innovative medicines are used by millions of patients worldwide. For more information please visit: www.astrazeneca.com.

CONTACTS
Media Enquiries Esra Erkal-Paler Vanessa Rhodes Ayesha Bharmal Tony Jewell Jacob Lund	+44 20 7604 8030 (UK/Global) +44 20 7604 8037 (UK/Global) +44 20 7604 8034 (UK/Global) +1 (302) 885 4594 (US) +46 8 553 260 20 (Sweden)
Investor Enquiries James Ward-Lilley Karl Hård Colleen Proctor Ed Seage	+44 20 7604 8122 mob: +44 7785 432613 +44 20 7604 8123 mob: +44 7789 654364 + 1 302 886 1842 mob: +1 302 357 4882 + 1 302 886 4065 mob: +1 302 373 1361

25th March 2013

- ENDS -

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AstraZeneca PLC

Date: 25 March 2013	By: /s/ Adrian Kemp
Name: Adrian Kemp
Title: Company Secretary